July 11, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:	SBL Fund (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. White:

We wish to respond by this letter to a comment from the U.S. Securities and Exchange Commission (“SEC”) staff regarding Post-Effective Amendment No. 69 to the registration statement of the Registrant filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) on April 30, 2013. The SEC staff’s comment was conveyed via a telephone conversation between you, your branch chief, Michael Kosoff, and Julien Bourgeois and Kaitlin Bottock of Dechert LLP on June 6, 2013.

The Series that were the subject of the SEC staff comment were Series A (StylePlus - Large Core Series), Series J (StylePlus - Mid Growth Series), Series X (StylePlus - Small Growth Series) and Series Y (StylePlus - Large Growth Series) (together, the “Series”). This letter begins by providing the SEC staff’s comment, followed by the response of the Registrant. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.

Comment: We have reviewed the names of the SBL StylePlus Series and request that the Registrant explain the meaning of the names and whether the Series should be subject to investment policies to normally invest at least 80% of the value of their assets in the type of investments suggested by their names under Rule 35d-1.

Response: Background: The SBL StylePlus Series have operated with new names, effective as of April 30, 2013. Prior to that date, the Series were known as follows: Series A (Large Cap Core Series), Series J (Mid Cap Growth Series), Series X (Small Cap Growth Series) and Series Y (Large Cap Concentrated Growth Series).

On February 28, 2013, the Registrant filed Post-Effective Amendment No. 67 to the Registrant’s registration statement pursuant to 485(a)(2) under the 1933 Act to change these Series’ names to the following: Series A (StylePlus Large Cap Core Strategy Series), Series J (StylePlus Mid Cap Growth Strategy Series), Series X (StylePlus Small Cap Growth Strategy Series) and Series Y (StylePlus Large Cap Growth Strategy Series). The Registrant filed and mailed notices pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) on the same day.1

As you are aware, pursuant to its authority in Section 35(d),2 the SEC adopted Rule 35d-1 to codify certain names that it deemed to be misleading to investors about a fund’s investment

[1]	Prior to the name change, each Series then had a policy to invest at least 80% of its assets in securities of issuers within the capitalization ranges indicated by that Series’ name.
[2]	See 15 U.S.C. § 80a-34(d).

emphasis, where the fund did not have in place an investment policy to normally invest at least 80% of the value of its assets in the type of investments suggested by the name (an “80% Policy”).3 Among the names codified in Rule 35d-1 were those that suggest investment emphasis in certain investments or industries.4 The notices mailed were intended to inform shareholders, as required by the Rule, of the changes to the Series’ names and principal investment strategies, which included removing the Series’ previous 80% Policies. Indeed, the new names refer to the proprietary “StylePlus” investment strategies used by the Series’ investment adviser, under which the adviser seeks to outperform a specific market segment as quantified by an index. The names are not meant to imply an intention to invest in any asset class or specific type of investment instruments.

On March 14, 2013, the SEC staff provided its initial comments in a telephone conversation between you and Stephen Cohen of Dechert LLP and in a subsequent conversation between you, Stephen Cohen and Julien Bourgeois of Dechert LLP. One of its comments to Post-Effective Amendment No. 66 concerned the possible applicability of Rule 35d-1 to the Series’ new names. The Registrant’s detailed response to those initial comments was filed with the SEC on April 1, 2013 (Accession No. 0001193125-13-136469). In its response, the Registrant noted that the terms “small, mid and large capitalization” were not specifically codified in Rule 35d-1, as explained in the Rule’s Adopting Release.5 The Registrant explained that the Series’ names connote the proprietary “StylePlus” investment strategies used to manage the Series, and not a specific investment instrument, and that these strategies were fully and clearly disclosed in plain-English. The Registrant also noted that the names should not otherwise be deemed to be materially deceptive or misleading under Section 35(d).

Despite the Registrant’s explanations, the SEC staff continued to question whether the Series’ names should be subject to the requirements of Rule 35d-1, as noted in a telephone conversation on April 9, 2013 between you, your branch chief, Michael Kosoff, and Julien Bourgeois of Dechert LLP. After the SEC staff voiced their concerns anew, the Registrant opted to modify the Series’ names. Based on a review of the Adopting Release and the former guides to Form N-1A,6 the Registrant removed the term “Cap” from each Series’ name.7 The Registrant noted its decision to change the names of the Series in a written response filed with the SEC on April 30, 2013 (Accession No. 0001193125-13-187645) as part of Post-Effective Amendment No. 69 to the Registrant’s registration statement.

Discussion: The Registrant recognizes the SEC staff’s concerns that certain fund names, including those with reference to “capitalization,” could be subject to the 80% Policy requirement of Rule 35d-1. However, the Registrant maintains that the Series’ current names do not refer to specific investment instruments or investments in issuers within any specific capitalization range.

[3]	See Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001) (the “Adopting Release”) at Sec. I.
[4]	See 17 CFR § 270.35d-1(a)(2).
[5]	Adopting Release at Sec. II.C.1.
[6]	Form N-1A, SEC Release No. IC-13436 (Aug. 12, 1983) (rescinded by SEC Release No. IC-23064 (Mar. 13, 1998)).
[7]	In addition, the Registrant also removed “Strategy” from each Series’ name because the SEC staff indicated that the word is not reflective of a fund’s investment program.

“StylePlus” is a name that was created to describe proprietary investment strategies developed by the Investment Manager, to indicate the source of the associated services and to distinguish the services from those of others. The Investment Manager has filed applications with the United States Patent and Trademark Office to register the various names of investment funds, including the Series, that include the term “StylePlus” (collectively, the “StylePlus Funds”). The Investment Manager is seeking to obtain trademark registration for the StylePlus Funds’ names, including the reference to the StylePlus strategy and associated services, for the benefit of the StylePlus Funds and other investment funds that may use the proprietary strategy in the future.

Using these strategies, each of the Series seeks to exceed the total return of a market segment, as reflected by an index (each, an “Index” and collectively, the “Indices”) by investing, under normal market conditions, in:

“(i) equity securities issued by companies that have market capitalizations usually within the range of companies in the Index; (ii) equity derivatives that, when purchased, provide exposure to equity securities of companies with market capitalizations usually within the range of companies in the Index; (iii) equity derivatives based on other indices and other derivatives deemed appropriate by Guggenheim Investments; (iv) fixed income securities; and (v) cash investments to collateralize derivatives positions.”8

The Principal Investment Strategies disclosure for each Series goes on to state:

“Allocation decisions within the asset categories are at the discretion of the Investment Manager and are based on the Investment Manager’s judgment of the current investment environment (including market volatility), the attractiveness of each asset category, the correlations among Index components, individual positions or each asset category, and expected returns. In selecting investments for the Series, the Investment Manager uses quantitative analysis, credit research and due diligence on issuers, regions and sectors to select the Series’ investments and other proprietary strategies to identify securities and other assets that, in combination, are expected to contribute to exceeding the total return of the Index.”9

The words “Small,” “Mid” or “Large” in the Series’ names are simply used as a point of reference to the version of the “StylePlus” investment strategy used by a Series and the market segment, as measured by an Index, that the Series seeks to outperform. Each Index currently used by the Series is linked to a capitalization range. However the Series do not seek to outperform that market segment through investments in any specific investment instrument or securities of issuers within a specific capitalization range. Rather, the Series allocate their assets based on the StylePlus strategies opportunistically throughout a number of possible investments that are not necessarily tied to the targeted market segment (and thus capitalization range) itself.

Accordingly, the Registrant believes that the terms included in the Series’ names clearly designate to investors that the Series are managed based on a type of investment strategy, and that reasonable investors would not equate the Series’ names with a specific investment. The

[8]	SBL Fund, Post-Effective Amendment No. 69 (Accession No. 0001193125-13-187645) (Apr. 30, 2013) (“Post-Effective Amendment No. 69”).
[9]	Post-Effective Amendment No. 69.

investors learn about the specific version of the StylePlus strategy used by the Series by reading the principal investment strategies section of the Series’ prospectus, as is the case with other mutual funds with names connoting investment strategies rather than a specific type of investment. Moreover, even if the Series names were read by an investor to refer to a capitalization range, the names do not equate to any specific investment tied to that range.10

Finally, it is worthy of note that the Series’ names are comparable to many other existing funds that have not adopted 80% strategies because they refer to specific strategies rather than investments. These funds have names that, even more directly than the Series, include terms (such as large, small and mid-cap, stocks, equity, fixed income, high yield, commodity and futures) that, taken in isolation, could be analogized to a specific type of investment. In context, however, the names instead refer to specific investment strategies.

Accordingly, we respectfully subject that the Series’ names refer to versions of the Investment Manager’s proprietary StylePlus investment strategies. The Registrant believes that the Series’ names do not connote a particular type of investment and thus, do not require 80% Policies pursuant to Rule 35d-1.

*    *    *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee Secretary and Senior Vice President Security Investors, LLC

[10]	Investors understand when they read the names that that the Investment Manager makes decisions on how to allocate the Series’ assets among varying asset categories to outperform an Index and not according to a specific market capitalization universe. This approach is consistent with the views expressed by the SEC in the Rule’s Adopting Release, where the SEC indicated that investors “should not rely on an investment company’s name as the sole source of information about a company’s investments.” (Adopting Release at Sec. I.)

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